September 23, 2024

Joseph Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave , Suite 250
Bainbridge Island, WA 98110

       Re: Banzai International, Inc.
           Registration Statement on Form S-1
           September 20, 2024
           File No. 333-282232
Dear Joseph Davy:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Louis Taubman